[PAUL, HASTINGS, JANOFSKY & WALKER LLP LETTERHEAD

(212) 318-6053

keithpisani@paulhastings.com

June 16, 2006	39559.00003

VIA EDGAR AND UPS

Mr. Jeff Shady

Mail Stop 4561

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Excelsior LaSalle Property Fund, Inc.
Registration Statement on Form 10 (File No. 0-51948)

Ladies and Gentlemen:

On behalf of Excelsior LaSalle Property Fund, Inc. (the “Fund”), we are transmitting for filing one copy of Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form 10 marked to show the changes made to the Fund’s Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on April 28, 2006.

This Amendment is being filed in response to comments with respect to the Registration Statement received from the staff of the Commission (the “Staff”) by letter dated May 25, 2006 (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of the Fund’s responses correspond to the page numbers of the Amendment.

General

1.	We note you use the term “Fund” as part of the corporation’s name. Please include disclosure in Item 1 stating that the corporation is not a mutual fund registered under the Investment Company Act of 1940.

The Fund has revised the disclosure on page 2 in response to the Staff’s comment.

Mr. Jeff Shady

June 16, 2006

2.	Please revise to clarify LUSHI’s investment in the company. We note that 99,000 shares were issued to LUSHI to give effect to its $10 million “commitment.” Please advise us whether these funds have actually been paid. If so, please advise us why they are not reflected in the financial statements or Item 10 of this registration statement. If not, please advise us whether under Maryland law, including 2-202 and 2-206 of the MGCL, these shares have actually been issued and are entitled to dividends and voting rights.

The Fund has revised the disclosures on pages 2 and F-8 and the financial statements on pages F-6 and F-7 in response to Staff comments 2, 3 and 37. Additionally, the Fund advises the Staff that the $10 million investment commitment was paid by LUSHI prior to the Initial Closing and no amounts are owed by LUSHI to the Fund. The 99,000 shares issued to LUSHI, along with the 836,100 shares issued to 400 accredited investors on December 23, 2004 are included in Item 10 in the 935,100 shares issued for the quarter ended December 31, 2004.

3.	In addition, please clarify the “return of capital” of $40,082,667. We are unable to locate disclosure relating to the initial contribution of $40,082,667.

The Fund has revised the disclosures on pages 2 and F-8 and the financial statements on pages F-6 and F-7 in response to Staff comment numbers 2, 3 and 37.

Item 1.	Business, page 2

4.	Please consider including an organizational chart that includes ownership percentages.

The Fund respectfully advises the Staff that it has clearly disclosed the ownership percentages of each of its properties in the table beginning on page 52 under the heading “Item 3. Properties—Description of Real Estate.” In addition, disclosure with respect to ownership of the Fund is provided in “Item 4. Security Ownership of Certain Beneficial Owners and Management.” Accordingly, the Fund does not believe that additional duplicative disclosure of this information is necessary or appropriate.

5.	We note your statement in the first paragraph on page 3 that you “have no employees.” Please explain the role of your non-employee executive officers.

The Fund has revised the disclosure on page 3 in response to the Staff’s comment.

Investment Policies, page 4

Investment in Real Estate Mortgages, page 4

6.	Indicate the types of properties subject to mortgages in which you invest or intend to invest.

The Fund has revised the disclosure on page 5 in response to the Staff’s comment.

Mr. Jeff Shady

June 16, 2006

Item 1A.	Risk Factors, page 20

7.	Please review your risk factor subheadings to ensure they reflect the risk you describe in the text. The heading should succinctly state the risks that will result from the facts or circumstances you discuss.

Where appropriate, the Fund has revised the risk factor headings so that they describe the risks that will result from the facts or circumstances discussed.

8.	Please avoid using generic conclusions such as “adversely affected” or “material adverse effect” when describing the risks’ effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

Where appropriate, the Fund has revised its risk factors to provide specific disclosure with respect to how the Fund, its business, financial condition and results of operations would be affected by the facts described in the risk factors. The Fund respectfully submits, however, that, in most situations, it cannot predict exactly how its business, financial condition and results of operations would be affected by the facts described in its risk factors. Accordingly, the Fund has retained phrases such as “adversely affected,” while disclosing what aspect of its business or a stockholder’s investment would be impacted by the facts described.

Our use of leverage could impair our financial performance, page 22

9.	Please explain how leveraging “magnifies changes in [y]our net worth.”

The Fund has revised the disclosure on page 22 in response to the Staff’s comment.

Stockholders may experience dilution, page 24

10.	Please revise to indicate whether you have any agreements to sell additional shares through a private placement.

The Fund has revised the disclosure on page 24 in response to the Staff’s comment.

The impact of the events of September 11, 2001 and its effect on terrorism insurance., page 24

11.	Please revise to describe the investments that “will be more susceptible” to future terrorist attacks.

The Fund has revised the disclosure on page 24 in response to the Staff’s comment.

12.	Please revise to indicate whether your properties are covered by terrorism insurance.

The Fund has revised the disclosure on page 24 in response to the Staff’s comment.

Mr. Jeff Shady

June 16, 2006

A portion of the Advisor’s and Manager’s fee is based on our ability to generate cash flow…, page 26

13.	Please revise to clarify the portion of the Advisor’s and Manager’s fee that is based on your ability to generate cash flow from operations. In addition, please advise us why you have not included a risk factor discussing the conflicts created by the Advisor and Manager fees that relate to NAV, rather than cash flow or return to investors.

The Fund has revised the disclosure on pages 26 and 27 in response to the Staff’s comment.

Stockholder will have limited recourse against our board of directors, the Manager and the Advisor, page 26

14.	Please revise to provide a more detail discussion of the “limited circumstances” in which a shareholder has a right of action against your board of directors, the Manager, the Advisor and their respective affiliates.

The Fund has revised the disclosure on page 27 in response to the Staff’s comment.

We may not be able to qualify for exemption from registration under the Investment Company Act, page 27

15.	Please advise us of the exemption that you will rely upon to avoid registration under the Investment Company Act.

The Fund advises the Staff that it is exempt from registration under the Investment Company Act pursuant to Section 3(c)(5)(C) of the Investment Company Act.

Funds from Operations, page 29

16.	We note that Funds From Operations “provides useful information to stockholders about our ability to service debt, fund capital expenditures and expand our portfolio.” This disclosure seems to imply that the measure is a liquidity measure. Please revise your disclosure to reconcile to the most comparable GAAP liquidity measure or clarify your explanation.

The Fund has revised the disclosure on page 31 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Management Overview, page 32

17.

We note that you have combined your consolidated and unconsolidated properties to provide data for what you refer to as your “Fund Portfolio”. We do not object to the separate presentation of data for your consolidated properties and for your unconsolidated properties, but we do object to a

Mr. Jeff Shady

June 16, 2006

combined presentation, as you do not control the unconsolidated entities. Please revise your presentation in future filings, as appropriate. Additionally, please apply this comment to other disclosures as necessary.

The Fund has revised the disclosure on pages 33 and throughout the Form 10 in response to the Staff’s comment.

Significant Events, page 40

18.	We note your statement in the penultimate paragraph on page 40 that Harvey Furniture is expected to occupy the total property by April 2006. Please revise to update your disclosure.

The Fund has revised the disclosure on pages 46 and 56 in response to the Staff’s comment.

19.	Please revise the last paragraph on page 40 to quantify and describe the “co tenancy provisions.” Also, quantify the reduction in tenants rent. Finally, describe the provision which will allow tenants to terminate their leases early.

The Fund has revised the disclosure on page 46 in response to the Staff’s comment.

20.	In light of the events at the Legacy Village Store, please tell us whether you have assessed the recoverability of your deferred rental income receivable at this property.

The Fund respectfully advises the Staff that the Managing Member of Legacy Village Investors, LLC, who is responsible for the management and accounting for the limited liability company, has assessed the recoverability of the deferred rent receivable for Expo Design Center and the three tenants impacted by co-tenancy provisions.

Expo Design Center, the parent company of which is The Home Depot, Inc., is legally bound by a non-cancelable, long-term lease for the next 38 years. The Managing Member has assessed the credit quality of The Home Depot, Inc. and has determined that, at this time, there are no recoverability concerns based on the tenant’s credit quality. The Managing Member has no intention of releasing The Home Depot, Inc. from its obligation under the lease. Furthermore, releasing the tenant from its obligation under the lease would require the consent of the mortgage lender for Legacy Village. The Managing Member has not set up a reserve for The Home Depot, Inc.’s deferred rental income receivable, and continues to recognize deferred rent income on the lease.

For the three tenants with co-tenancy provisions, the Managing Member utilized the guidance from paragraph 22 (a) of FAS 98 “Accounting for Leases” and determined that the appropriate lease term for these tenants is the remaining non-cancelable lease term. The Managing Member made a business judgment that it was probable that the co-tenancy provisions would not be resolved prior to the date at which the tenants would have the right to terminate their leases. Therefore, the Managing Member discontinued

Mr. Jeff Shady

June 16, 2006

recognizing deferred rental income for the tenants subject to the co-tenancy provisions and began amortizing the deferred rental income receivable balance on a straight-line basis, as a reduction of rental income, over the remaining non-cancelable lease term.

The Fund agrees with the Managing Member’s accounting treatment.

Liquidity and Capital Resources, page 41

21.	We note that $30.6 million of subscription commitments were placed into an escrow account with the Manager. Please revise to disclose all material terms of the subscription agreements, including whether the investor may rescind the agreement and the material conditions precedent to the company accessing the funds.

The Fund has revised the disclosure on page 48 in response to the Staff’s comment.

22.	Please revise your disclosure in the table of sources and uses to clarify how you have considered short-term liquidity needs such as management fees, fund level expenses and other overhead costs.

The Fund has revised the disclosure on page 47 in response to the Staff’s comment.

Line of Credit, page 42

23.	We note your line of credit has an interest rate of Libor plus 1.80% or a base rate as determined by the lender. Please revise to fully describe the provision that allows the lender to determine the base rate.

The Fund has revised the disclosure on page 49 in response to the Staff’s comment.

Contractual Cash Obligations and Commitments, page 43

24.	Revise your disclosure in future filings to address purchase obligations due to your manager and advisor pursuant to Item 303 of Regulation S-K. Please clarify whether obligations to these related parties will be included within your chart or whether you will add appropriate disclosure for such obligations.

The Fund has revised the disclosure on page 50 in response to the Staff’s comment.

Item 3.	Properties, page 45

25.	Please confirm to us, if true, that you have not acquired any properties from affiliates, other than Monument IV which LUSHI contributed to the company at its cost basis.

The Fund hereby confirms that it has not acquired any properties from affiliates, other than Monument IV. The Fund has revised its disclosure to state that LUSHI contributed Monument IV to the Fund at LUSHI’s carrying cost.

Mr. Jeff Shady

June 16, 2006

Projects Under Development, page 49

26.	Please revise the second paragraph under this heading to more fully describe the provisions that would require you to engage in development activities at certain other properties.

The Fund has revised the disclosure on page 56 in response to the Staff’s comment.

Item 5.	Directors and Executive Officers, page 56

Directors Compensation, page 58

27.	Please revise to identify your three independent directors.

The Fund has revised the disclosure on page 65 in response to the Staff’s comment.

Item 7.	Certain Relationships and Related Party Transactions, page 61

Management Agreement, page 61

28.	Please revise to more fully describe the services that the Manager provides to Excelsior. In this regard, we note your disclosure that the manager will provide “certain management, administrative and other services.”

The Fund has revised the disclosure on page 68 in response to the Staff’s comment.

Conflicts of Interests with the Advisor and Its Affiliates, page 66

29.	Please revise to expand the Advisor’s allocation procedures.

The Fund has revised the disclosure on page 75 in response to the Staff’s comment.

Offering, Organizational and Operating Expenses, page 64

30.	Please tell us how you considered the disclosure and recognition requirements of SFAS 5 in accounting for expenses incurred during each period that are in excess of the Expense Limitations and are available for future reimbursement.

The Fund respectfully advises the staff that it has considered the disclosure and recognition requirements of SFAS 5 in accounting for offering, organizational and fund operating expenses subject to the Expense Limitation Agreement.

Under the terms of the Expense Limitation Agreement (Exhibit 10.2), the Manager has contracted with the Fund to pay certain expenses of the Fund. The Manager may request reimbursement from the Fund for such expenses at a rate of 0.75% of NAV per annum, calculated quarterly. Expenses subject to the Expense Limitation Agreement in excess of

Mr. Jeff Shady

June 16, 2006

the 0.75% of NAV per annum may be carried forward for reimbursement for up to three years from the end of the fiscal year in which such expenses were incurred by the manager. If, after three years, expenses have not been reimbursed, the expenses are no longer available for reimbursement from the Fund. Hypothetically, if the Fund were to liquidate at the end of a quarter, the expenses available for reimbursement would never become expenses of the Fund.

In analyzing the expenses available for reimbursement under the guidance of SFAS 5, the Fund must determine the likelihood that the expenses available for reimbursement will become expenses of the Fund. The Fund has determined that it is only reasonably possible, not probable, that a liability has been incurred at the balance sheet date due to four events that, in the judgment of the Fund, are not deemed probable to occur:

1.	Future fund level expenses must be less than of 0.75% of NAV per annum. The Fund will be incurring significant amounts of expenses in the future as we must comply with the registration and reporting requirements of the Securities Exchange Act of 1934, including the costs associated with Section 404 of the Sarbanes-Oxley Act of 2002, and the expense of conducting semi-annual tender offers pursuant to Rule 13e-4.

2.	The Fund does not know the future direction of its NAV as its NAV will fluctuate with changes in interest rates and changes in the underlying market for real estate investments.

3.	The Fund has no assurance that it will be able to increase or maintain NAV through the sale of additional shares of Common Stock in the future.

4.	The Fund does not know the amount of cash the Fund’s board of directors will approve for stock repurchases as we implement semi-annual tender offers and such repurchases could significantly impact NAV.

The Fund has determined that the proper accounting treatment for the expenses available for reimbursement is disclosure of the amounts to be carried forward, as the loss contingency is only reasonably possible, not probable, of occurring in the future and has revised the disclosure on page 45 accordingly.

Expiration and Termination of the Advisory Agreement, page 66

31.	We note that following the initial term the Manager “may terminate” the Advisor for “sustained material underperformance.” This disclosure suggests that there are performance standards that must be breached in order for the Manager to not renew the advisory agreement after the initial term. Please revise to clarify. In addition, please briefly describe these performance standards.

The Fund has revised the disclosure on page 74 in response to the Staff’s comment.

Mr. Jeff Shady

June 16, 2006

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 70

32.	Please disclose any restrictions that limit or prevent you from making a distribution.

Other than the limitations on distributions imposed by the Maryland General Corporation Law, the only restriction on the Fund’s ability to make distributions are contained in the Fund’s credit agreement. The restrictions contained in the Fund’s credit agreement are only operative if the Fund fails to comply with certain debt covenants and the Fund cannot obtain a waiver from compliance with these covenants. The Fund does not believe that these restrictions currently materially limit its ability to pay dividends or that these restrictions are likely to materially limit the future payment of dividends on its common stock. Thus, the Fund does not believe disclosure of this information is material to investors or required under Item 201(c) of Regulation S-K.

Dividend Policy, page 72

33.	Related to footnote (1), please clarify whether “whether cash flow generated by the Fund” is based upon GAAP operating cash flow or some other measure. We note that the total distribution was approximately $1.3 million; however operating cash flows were only $0.6 million for the period ended December 31, 2004.

The Fund has revised the disclosure on page 80 in response to the Staff’s comment.

Item 10.	Recent Sales of Unregistered Securities, page 73

34.	Please revise to include all the information required by Item 701(b) and (d), including the persons or class of persons to whom the securities were sold and the facts supporting your reliance on Rule 506 of Regulation D.

The Fund has revised the disclosure on page 81 in response to the Staff’s comment.

Item 11.	Description of Registrant’s Securities to be Registered, page 73

35.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule l3e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Mr. Jeff Shady

June 16, 2006

The Fund respectfully advises the Staff that it intends to conduct tender offers pursuant to Rule 13e-4 and therefore does not expect to comply with the no-action letters cited by the Staff.

Financial Statements

Excelsior LaSalle Property Fund, Inc.

General

36.	Please update your financial statements and related notes in accordance with Rule 3-12 of Regulation S-X.

The Fund has updated its financial statements and related notes in accordance with Rule 3-12 of Regulation S-X.

Organization, page F-8

37.	We note your disclosure regarding your sole shareholder, LUSHI, through December 22, 2004 and the sale of an additional 935,100 shares to 400 accredited investors on December 23, 2004. Please revise your disclosure, as appropriate, to address the following matters which appear to be inconsistencies between your disclosure, the consolidated statements of stockholders’ equity and consolidated statements of cash flows.

•	Disclose the shares purchased and the dollar amount of the initial contribution by LUSHI. Help us to understand the $40,173,306 reflected on the statements of stockholders’ equity and how such amount reconciles to the statements of cash flows. Please separate amounts related to the initial capitalization from additional cash and nonmonetary contributions on the statements of stockholders’ equity.

•	Please help us to understand the general nature of LUSHI’s $10 million commitment for which you have disclosed that LUSHI was granted an additional 99,000 shares. Additionally, explain where those additional 99,000 shares have been reflected on the statements of stockholders’ equity. In that regard, please tell us whether the $35.0 million contribution to investment in Legacy includes the $10 million commitment and if not disclose whether any of the commitment has been funded.

•	Please help us to understand, in general terms, the nature of the distribution to LUSHI at the time of the Initial Closing and why you have removed the $40,082,667 capital distribution to LUSHI from additional paid in capital on the statement of changes in stockholders’ equity as opposed to presenting it as a distribution. In addition, please explain how the distribution amount was determined.

Mr. Jeff Shady

June 16, 2006

•	Please reconcile for us the $8.9 million distribution presented in 2005 on your statements of stockholders’ equity to the $4.6 million presented on the statements of cash flows and liability of $3.0 million on the balance sheet.

•	Please revise the statements of cash flows to separately reflect cash received from stock issuances and other cash contributed from LUSHI such as the amount contributed for the Legacy investment.

The Fund has revised the disclosures on pages 2 and F-8 and the financial statements on pages F-6 and F-7 in response to Staff’s comment numbers 2, 3 and 37 and has responded to each of the Staff’s comments as set forth below.

First Bullet Point

The Fund has revised the consolidated statements of stockholders’ equity to reflect the initial capital contribution for which LUSHI was issued 1,000 shares of Common Stock, the subsequent cash contributions made by LUSHI and the nonmonetary contribution of an office property from LUSHI. Below, please find reconciliations between the consolidated statements of stockholders’ equity and the consolidated statements of cash flows for the cash and nonmonetary contributions made by LUSHI.

Reconciliation of cash contributions from LUSHI from the consolidated statements of stockholders’ equity to the amounts reflected in the consolidated statements of cash flows:

Initial LUSHI cash contribution	$100,000
Subsequent LUSHI cash contributions	37,874,780

Total cash contributions from LUSHI	$37,974,780

Reconciliation of the nonmonetary contribution from LUSHI made on October 20, 2004 from the consolidated statements of cash flows to the amounts reflected in the consolidated statements of stockholders’ equity:

Contribution of real estate investment from LUSHI	$59,502,026
Contribution of debt issuance costs from LUSHI	77,657
Assumption of prorated assets and liabilities from LUSHI	(191,796)
Assumption of mortgage note payable from LUSHI	(47,280,000)

LUSHI nonmonetary contributions	$12,107,887

Mr. Jeff Shady

June 16, 2006

Second and Third Bullet Points

The Advisor agreed, prior to the Initial Closing, to acquire or contract to acquire a portfolio of real estate investments using its own capital resources. The Advisor fulfilled this obligation through LUSHI, an affiliated entity. During the period from May 28, 2004 (Inception) to December 22, 2004, LUSHI contributed cash of $37,974,780 to acquire the Fund’s ownership of Legacy Village, Havertys Furniture and Hagemeyer Distribution Center. Additionally, LUSHI acquired Monument IV at Worldgate and subsequently contributed the property to the Fund at LUSHI’s carrying cost of $12,107,887 (please refer to the reconciliation provided above). LUSHI’s total contributions to the Fund were $50,082,667 through the date of the Fund’s Initial Closing. The Advisor agreed, at the Initial Closing, to withdraw LUSHI’s capital contributions in excess of $10 million, pursuant to the terms of the Letter Agreement by and between Excelsior LaSalle Property Fund, Inc., U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of September 8, 2004, filed as Exhibit 10.4 to Form 10, and along with any cash generated by the investments during the period that LUSHI was the sole stockholder. Cash generated by the Fund was calculated based on the revenue and expenses of the properties as adjusted to eliminate certain non-cash items such as straight-line rent, depreciation, amortization of intangibles and equity earnings from unconsolidated property and further adjusted to add back the preferred return earned on the unconsolidated property. The amount of cash generated by the Fund and paid to LUSHI was approved by the Manager and our board of directors. LUSHI’s $10 million investment in the Fund was made at the same price and terms as all other stockholders purchasing shares at the Initial Closing. Since LUSHI had been issued 1,000 shares of Common Stock at Inception, it was issued an additional 99,000 share of Common Stock to make it equal to the other stockholders (100,000 shares of Common Stock at $100 per share equates to the $10 million investment). At the Initial Closing, LUSHI received a distribution of $40,082,667 to reduce its investment to the $10 million commitment, and also received a distribution of $1,289,777 which equaled the cash generated during the period in which LUSHI was the sole stockholder in the Fund, calculated as described above. The Fund has revised the statements of stockholders’ equity to separately disclose the issuance of an additional 99,000 shares of Common Stock to LUSHI.

The Fund carefully considered the proper accounting treatment for the $40,082,667 return of capital to LUSHI. The Fund determined that the return of capital to LUSHI should be accounted for as a reduction to additional paid in capital as opposed to a distribution to stockholders to avoid an overstatement in the additional paid in capital account by double counting the capital contributions from LUSHI that were later returned, from the proceeds of sales of Shares in the Fund to other investors.

The LUSHI $10,000,000 investment commitment was used in connection with the purchases of Legacy Village, Havertys Furniture, Hagemeyer Distribution Center and

Mr. Jeff Shady

June 16, 2006

Monument IV at Worldgate and can not be isolated to any single investment. The investment commitment was fully funded prior to the Initial Closing.

Fourth Bullet Point

Below please find a reconciliation of distributions declared for the year ended December 31, 2005 between the amounts reflected in the consolidated statements of cash flows and the amount reported in the consolidated statements of stockholders’ equity:

Distributions to stockholders (from the consolidated statements of cash flows):	$4,628,923
Distributions payable (from the consolidated statements of cash flows, non-cash activities and consolidated balance sheets):	3,028,174
Stock issued through dividend reinvestment plan (from the consolidated statements of cash flows, non-cash activities):	1,236,436

Distributions declared (from the consolidated statements of stockholders’ equity):	$8,893,533

Fifth Bullet Point

The Fund has revised the consolidated statements of cash flows on page F-7 in response to Staff’s comment.

Principles of Consolidation, F-8

38.	Please revise your note to clarify, and supplementally explain to us in sufficient detail, the principles you follow in determining the inclusion or exclusion of entities in the consolidated financial statements. We refer you to Rule 3A-03 of Regulation S-X. Additionally, address how you determined that you don’t have control of the unconsolidated joint venture CEP Investors XII LLC in which you have an 80% member interest. Supplementally, explain to us how you evaluated this joint venture interest under FIN 46(R).

The Fund has added disclosure on page F-9 in response to the Staff’s comment. The Fund’s new disclosure includes significant detail in the Principles of Consolidation note to describe the various accounting principles we follow in evaluating every real estate investment we are involved with as either an equity owner or mortgage lender. We consider APB 18: “The Equity Method of Accounting for Investments in Common Stock”, SOP 78-9: “Accounting for Investments in Real Estate Ventures, Emerging Issues Task Force” (“EITF”) 96-16: “Investors Accounting for an Investee When the Investor has the Majority of the Voting Interest but the Minority Partners have Certain Approval or Veto Rights”, EITF 04-5: “Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” and FASB Interpretation No. 46 (Revised

Mr. Jeff Shady

June 16, 2006

2003): “Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51” (“FIN 46(R)”), to determine the method of accounting for each entity.

The Fund’s analysis of CEP Investors XII LLC (“CEP”) determined that it did not qualify for consolidation under the guidance of FIN 46(R) as it did not contain any of the characteristics of a variable interest entity as defined by paragraph 5 of such guidance.

Excerpt from Paragraph 5.a. of FIN 46(R): The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders:

Analysis of Paragraph 5.a.: The amount of equity in the entity is greater than 36% of the entity’s total assets, which is sufficient to allow the entity to finance its activities without subordinated financial support. The real estate industry typically has a high leverage ratio.

Excerpt from Paragraph 5.b. of FIN 46(R): As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

Analysis of Paragraph 5.b.(1): All decision making rights reside with the members of CEP.

(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

Analysis of Paragraph 5.b.(2): The expected losses of the entity will be absorbed by the members of CEP.

(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

Mr. Jeff Shady

June 16, 2006

Analysis of Paragraph 5.b.(3): The Members of CEP hold all rights to receive the residual returns from the entity.

Excerpt from Paragraph 5.c. of FIN 46(R): The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

Analysis of Paragraph 5.c. of FIN 46(R): The answer to Paragraph 5.c.(i) is yes, the Fund owns an 80% interest in CEP, but only has a 50% voting right, which creates disproportionate voting rights. The answer to Paragraph 5.c.(ii) is no, since the activities of the CEP is to rent office space to third parties and none of the office space is rented to the Fund, there are no activities that involve the Fund. To determine if “substantially all” of the activities are conducted on behalf of an investor we must look at the definition of “substantially all”. While no threshold exists in the guidance to determine the definition of “substantially all”, we believe a general guideline used by many companies has been 90%, which we agree with. Therefore, our 80% ownership interest is not considered large enough to meet the “substantially all” test. Since CEP does not meet both criteria, the answer to Paragraph 5.c. is no.

The Fund determined that CEP is not a variable interest entity and applied the guidance of EITF 96-16 to determine that the Fund does not control the entity. The CEP agreement contains many protective rights that require the consent of both members for all major decisions, this fact pattern does not overcome the assumption that the majority owner should consolidate. The CEP agreement also gives the minority member many decision making rights or requires the consent of both members to make decisions in the normal course of the business. The minority member also receives a management fee for the services they perform for the company as the “Operating Manager”. The minority owners participating rights include:

•	“[T]he power and authority to conduct the ordinary and usual business and affairs [CEP]”

•	The authority to implement all decisions and transactions for and on behalf of [CEP], that have been approved by the members.

Mr. Jeff Shady

June 16, 2006

•	The authority to supervise and coordinate all aspects of the management of CEP assets including without limitation, supervision of the property manager and leasing agents.

•	The authority to prepare and submit the operating budget for the approval of the members.

•	In the ordinary course of business, the authority to execute, deliver and perform on behalf and in the name of CEP any and all contracts, agreements and other documents.

•	The authority to carry out CEP business, including executing leases in accordance with the leasing plan.

The minority member can only be removed as Operating Member by the Fund “for cause”, which is defined as fraud, gross negligence, willful misconduct or breach of fiduciary duty, intentional violation of the law, failure to perform material obligations under the CEP agreement, implementation of a major decision without the consent of the members, etc.

Based on the fact pattern described above, the Fund can not make decisions on CEP business without the consent of the minority member. The minority member makes decisions in the normal course of business without the consent of the Fund. We determined that the rights given to the minority owner coupled with the unanimous consent required for all major decisions indicates that the fund does not control CEP as defined by EITF 96-16 and therefore should not consolidate the investment.

39.	Please disclose your accounting policies related to accounting for minority interests.

The Fund has added the disclosure on page F-9 in response to the Staff’s comment.

Property Acquisitions, page F-13

40.	Please revise your disclosure to clarify which date you began including the results of operations from Monument IV at Worldgate in your historical financial statements. Please refer to paragraph D12 of SFAS 141.

The Fund has revised the disclosure on page F-14 in response to the Staff’s comment.

41.	Given the significance of the acquisitions made during 2004 and 2005, please revise your disclosure to meet all of the requirements of paragraphs 51 and 52 of SFAS 141.

The Fund has added the disclosure on pages F-13 to F-17 and F-20 to F-21 in response to the Staff’s comment.

Mr. Jeff Shady

June 16, 2006

Related Party Transactions, F-20

42.	We note your disclosure which appears to indicate that you pay the manager and the advisor a variable fee equal to 7.5% of the variable base amount. This disclosure appears to be inconsistent with the disclosures on pages 61 and 65. Please clarify your disclosure in the filing to indicate that these are sliding scale percentages that vary with NAV. Further, please address the significant differences between the 7.5% fee disclosed on page F-20 and those percentages indicated on page 61.

The Fund respectfully advises the Staff that the disclosure on page F-20 (now page F-25) is not inconsistent with the disclosure on pages 61 (now page 69) and 65 (now page 73), as the aggregate fee payable to the manager and the Advisor is always equal to 7.5% of the variable base amount. However, the Fund has revised the disclosure on page F-25 to clarify that the proportion of the 7.5% fee allocable to each of the Manager and the Advisor varies depending upon the Fund’s NAV.

Legacy Village Investors, LLC

Commitments and Contingencies, F-38

43.	Please provide updated disclosure related to the lawsuit in your amended filing. If you still are unable to provide an estimate of loss or range of loss, please advise us why you view this to be the case.

The Fund respectfully advises the Staff that the Managing Member of Legacy Village Investors, LLC, who is responsible for the management and accounting for the limited liability company, has assessed the current status of the two lawsuits disclosed in notes to the financial statements and has determined the impact to Legacy Village Investors, LLC to be indeterminable and therefore does not consider the revision of the financial statements to be necessary.

The Fund informs the Staff that one lawsuit has been dismissed by the local magistrate. The second lawsuit is still pending, but is currently in non-binding negotiations. An anchor tenant (not Expo Design Center) at Legacy Village sued the limited liability company over the amount of real estate taxes and common area maintenance (“CAM”) charges they were billed. The Managing Member of Legacy Village Investors, LLC has offered to reduce the tenant’s CAM receivable balance by approximately $39,000, but has not offered to reduce the tenant’s real estate tax receivable. Legacy Village had specifically reserved $86,000 against this tenant’s receivables at December 31, 2005. At this time, the Managing Member can not estimate the potential loss, if any, from the lawsuit.

The Fund agrees with the assessment made by the Managing Member that the impact of the lawsuit is currently indeterminable.

Mr. Jeff Shady

June 16, 2006

PMB Acquisition #1 Partners LLC, page F-61

44.	We note that your financial information is presented for the fiscal period from January 1, 2005 through December 20, 2005. Please advise us of how you met the requirements of Rule 3-14 of Regulation S-X without providing audited financial statements for the most recent full fiscal year, which is 2004.

The Fund respectfully informs the Staff that the seller of PMB Acquisition #1 Partners LLC acquired the portfolio of medical office buildings and began operations on February 17, 2004. The first fiscal year for PMB Acquisition #1 Partners LLC ran from February 17, 2004 through December 31, 2004, less than a full fiscal year. We do not have access to financial information prior to February 17, 2004. The Fund determined that providing audited financial statements for the period of January 1, 2005 to December 20, 2005, covering a greater period of time than the previous partial fiscal year, provided more complete and current information to the readers of the financial statements. The Fund, analogizing Rule 3-06(b) of Regulation S-X to Rule 3-14 of Regulation S-X, determined that audited financial statements, covering a period of nine to twelve months, would be acceptable under these circumstances since no full fiscal year of financial information exists.

Summary Financial Information for the Lease Guarantor for 105 Kendall Park Lane, page F-68

45.	Please explain your basis for concluding that the financial information for Acuity Brands, Inc. “is more relevant to investors than the financial statements of the property acquired.” We note that the property has been operating since May 2002 and we also note that you have provided financial statements under Rule 3-14 for Georgia Door, which is also net leased.

The Fund believes that in the case of a real estate property that is net leased to a single tenant under a long-term lease, it is more important to the readers of the financial statements to understand the terms of the lease and the financial ability of the lessee to make the future rental payments than it is to understand the historical results of operations for the property. In the case of Georgia Door, the Fund would have preferred to provide financial information related to the lessee rather than provide financial statements under Rule 3-14, but, since Georgia Door and their parent company Jeld-Wen are privately held companies, we do not have access to their financial statements and could not provide such information.

Pro Forma Financial Information, pages F-72 to F-78

46.	Please clarify for us the nature of the interest income earned by Marketplace at Nortbglenn as no interest income was noted on page F-65.

The Fund respectfully informs the Staff that the seller of Marketplace of Northglenn accounted for the ESTIP note receivable as a long term note receivable and recorded it

Mr. Jeff Shady

June 16, 2006

at face value on their historical cost balance sheet. The seller originally expended funds to improve the property and the surrounding infrastructure for which the local municipality gave the seller a note receivable equal to the amount spent by the seller. Payments received by the seller from the local municipality as part of the sales tax revenue sharing agreement were treated as reductions to the note receivable which is why no interest income was reported on page F-65 (now page F-71).

The Fund, as part of the allocation of purchase price in accordance with SFAS 141, performed a discounted cash flow analysis to value the ESTIP note receivable. The value allocated to the ESTIP note receivable was based on the projected future cash flow stream discounted back at 10%, which was determined as follows:

Discount rate used in overall FAS 141 purchase price allocation	7.0%
Risk premium as the ESTIP note repayment is not guaranteed and must be approved annually by the local municipality through the budgeting process and voted on by the city counsel	3.0%

Total discount rate	10.0%

The Fund records each ESTIP payment as part interest income and part repayment of the note receivable.

47.	Help us to understand why you have allocated losses to minority interests related to the Pacific Medical Office Portfolio for the period from January 1, 2005 to December 20, 2005. It appears to us that a gain should have been allocated to the minority interests as there was net income earned during the period.

The Fund respectfully informs the staff that the historical Pacific Medical Office Portfolio column in the Pro Forma Condensed Consolidated Statement of Operations does not include pro forma adjustments for revenues and depreciation and amortization located in the 2005 Acquisitions Pro Forma Adjustments column, which, when taken together, result in a pro forma net loss for the Pacific Medical Office Portfolio. Please refer to the reconciliation below.

Loss allocated to minority interest of the Pacific Medical Portfolio:
Historical net income of Pacific Medical Office Portfolio	$4,246,647
Pro forma adjustments:
Revenues	655,569
Depreciation and amortization	(8,713,849)

Pro forma Pacific Medical Office Portfolio net loss	(3,811,633)
Minority interest ownership percentage	5%

Loss allocated to minority interest owner of the Pacific Medical Office Portfolio	$(190,582)

Mr. Jeff Shady

June 16, 2006

48.	Please revise to clearly disclose the adjustment you have made to the weighted average common stock outstanding for each pro forma amount on page F-75.

The Fund has revised the disclosure on page F-85 in response to the Staff’s comment.

*        *        *

We have enclosed herewith the acknowledgement of the Company requested in your letter of May 25, 2006.

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above or Michael L. Zuppone at (212) 318-6906.

Sincerely,

/s/ Keith Pisani
Keith Pisani
OF PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc:	Howard Efron

    U.S. Securities and Exchange Commission

    Mail Stop 4561

Excelsior LaSalle Property Fund, Inc.

225 High Ridge Road

Stamford, CT 06905

JUNE 16, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Excelsior LaSalle Property Fund, Inc.
Registration Statement on Form 10 (File No. 0-51948)

Ladies and Gentlemen:

In connection with the above-referenced filing, Excelsior LaSalle Property Fund hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Keith Pisani of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6053.

Sincerely,

/s/ Lee Gardella
Lee Gardella
Co-Chief Executive

cc: Keith D. Pisani, Esq.